BAYSTATE CAPITAL SERVICES, INC.
EXEMPTION REPORT

Year-ended December 31, 2025

Baystate Capital Services, Inc. (the "Company") (a wholly-owned subsidiary of Monarch Life Insurance Company), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1),(2) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. 240.15c3-3 under the following provision of 17 C.F.R. 240.15c3-3 (k)(1) and

(2) The Company met the identified exemption provision in 17 C.F.R. 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

I, Atilla G. Aritan, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Atilla G. Aritan
President

April 2, 2026
Dated